

Mail Stop 3030

October 30, 2017

Via E-mail
Brooke B. Coburn
President
Regalwood Global Energy Ltd.
1001 Pennsylvania Avenue N.W.
Suite 220 South
Washington, D.C. 20004

> **Re:** **Regalwood Global Energy Ltd.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2017**
> **File No. 333-220771**

Dear Mr. Coburn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   We note your disclosure that you cannot guarantee that your securities will be approved for listing on the NYSE and that you applied to have your units listed on or after the date of the prospectus. Given several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight NYSE listing and rules as you have done.

Summary, page 1

2.   If you choose to highlight CIEP, the CIEP International Energy Investment Team and the Investment Committee of CIEP as key reasons to invest in this offering, please also discuss in the summary the conflicts of interest disclosed on page 25. Also, disclose if true that CIEP, the CIEP International Energy Investment Team, and the Investment Committee of CIEP and its members, do not presently have any arrangement with, or obligations or duties to you.

Initial Business Combination, page 6

3.   Please expand the appropriate section to explain what you mean by the term "equity linked securities" mentioned in the last sentence on page 7.

Corporate Information, page 8

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We are not registering the Class A ordinary shares issuable upon exercise, page 40

5.   If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

Management, page 97

6.   Please clarify the dates during which your officers and directors served in the cited roles. For example, it is unclear when Mr. van Poecke served as Head of the CIEP International Energy Investment Team. Also, ensure that your disclosure is reconcilable to the information in the table on pages 103-104.

7.   Please ensure that the information in this section is balanced, with equally prominent explanation of transactions or entities that generated losses for investors.

8.   We note your disclosure that Mr. Coburn has served as a director of a special purpose acquisition company. Please provide a brief description of any acquisitions made by the company, the current trading market of the company, and benefits received by your affiliates from their association with those entities.

Principal Shareholders, page 107

9. Please revise to identify the natural person or persons with voting and dispositive power over the ordinary shares held by CIEP Sponsor Ltd.

Certain Relationships and Related Party Transactions, page 110

10. Please disclose your policies and procedures for review, approval or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Underwriting, page 140

11. We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

Signatures, page II-4

12. Please have your registration statement signed by your authorized representative in the United States. See Signatures Instruction 1 to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Christian O. Nagler, Esq.